[CLAYMORE GRAPHIC OMITTED]                     [MACRO MARKET GRAPHIC OMITTED]

Oil Down Tradeable Shares ("DCR")

                               [GRAPHIC OMITTED]

Source: Bloomberg

Claymore MACROshares Oil Down Tradeable Shares (the "Shares") are issued by the Claymore MACROshares Oil Down Tradeable Trust (the "Trust").

Historical price of oil is represented by the front-month futures contract for barrels of oil reported by the New York Mercantile Exchange ("NYMEX").

Past performance is no guarantee of future results. Movements in the price of oil will not necessarily correlate with movements in Trust prices or Trust income levels. This chart is for informational purposes only and is not indicative of the performance of any actual investment in the Claymore MACROshares Oil Down Tradeable Shares.

Claymore Securities, Inc. will act as the administrative and marketing agent for the Trusts. The depositor of the Trusts, MACRO Securities Depositor, LLC is jointly owned by Claymore Group, Inc., the parent company of Claymore Securities, Inc., and MacroMarkets LLC, whose subsidiary, MacroFinancial LLC, also will act as marketing agent for the Trusts. Other than through joint ownership of the depositor, there is no affiliation between Claymore and MacroMarkets.

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.

All securities transactions by MacroMarkets are conducted through its subsidiary MACRO Financial LLC, member NASD.

An Innovative Investment Product Seeking to Track the Downward Movement of Oil Prices

     o An efficient vehicle for tracking the downward price movement of crude oil (West Texas Intermediate)

     o Intraday liquidity offering investors the ability to buy and sell throughout the day during normal trading hours

     o Potential for net quarterly income derived from short-term U.S. Treasuries or repurchase agreements held by the Claymore MACROshares Oil Down Holding Trust ("Holding Trust")

     o    No leverage

Overview of Claymore MACROshares Oil Down Tradeable Shares (the "Shares")

     o The Claymore MACROshares Oil Down Tradeable Shares will trade on the American Stock Exchange under the ticker symbol "DCR".

     o The Shares allow investors the ability to take a long position based on their viewpoint on downward movements of futures contracts of a barrel of crude oil.

     o The Shares are issued by the Claymore MACROshares Oil Down Tradeable Trust ("Trust") and are designed to track the settlement price of the NYMEX Division Light Sweet Crude Oil Futures Contract of the designated maturity.

     o Shares in the Trust are afforded the potential for quarterly distributions of income derived from the Trust's holdings, which consist of shares of the Holding Trust. The Holding Trust distributes income, net of Holding Trust expenses, that it earns from its investments. The level of income earned and distributed by the Holding Trust will fluctuate with the settlement price of the NYMEX Division Light Sweet Crude Oil Futures Contract of the designated maturity.

WHAT ARE CLAYMORE MACROSHARES?

Claymore MACROshares Tradeable Shares are pairs of exchange-traded securities that trade separately and respectively track the upward or downward movement of an index or a benchmark price. This structure enables investors to gain exposure to, or manage risks they currently have, in liquid and illiquid asset categories without directly owning the asset being tracked.

HOW DO CLAYMORE MACROSHARES WORK?

The Claymore MACROshares Up and Down Holding Trusts invest in short-term U.S. Treasuries and short-term collateralized repurchase agreements ("short-term investments"), as well as settlement contracts and income distribution agreements. The Claymore MACROshares Holding Trusts pledge these assets and the accrued income thereon between the related Claymore MACROshares Up and Down Holding Trusts in direct proportion to the price changes in the benchmark. This process seeks to deliver the performance, less Trust expenses, either positive or negative, to the Claymore MACROshares Tradeable Shares investor in direct proportion to the benchmark's price movement.

Claymore MACROshares make it possible for investors to gain exposure to an asset without direct ownership of the asset. This innovative product design permits investors to diversify their current asset allocation models, which may enhance performance and potentially reduce their overall portfolio risks.

Claymore MACROshares seek to offer efficient tracking of their appropriate benchmark, assuming each Paired Holding Trust can generate enough income to cover its expenses. Neither the Holding Trusts nor the Claymore MACROshares Oil Down Tradeable Trust use leverage.

The assets of the Claymore MACROshares Oil Down Tradeable Trust (the "Trust") will consist of Claymore MACROshares Oil Down Holding Shares, which will be issued by the Claymore MACROshares Oil Down Holding Trust (the "Holding Trust"). The assets of the Holding Trust will consist, in part, of an income distribution agreement and settlement contracts entered into with the Claymore MACROshares Oil Up Holding Trust. The Holding Trust will hold Treasuries and collateralized repurchase agreements to secure its obligations under the income distribution agreement and settlement contracts. The Holding Trust has an "underlying value" which will represent its entitlement on each day to the assets and accrued income thereon in both the Holding Trust and the Claymore MACROshares Oil Up Holding Trust depending upon the applicable reference price of crude oil futures contracts on that day. If the applicable reference price of crude oil falls below its starting level, the Holding Trust's underlying value will increase in an amount equal to the change in the reference price. Conversely, if the level of the applicable reference price of crude oil rises above its starting level, the Holding Trust's underlying value will decrease in an amount equal to the change in the reference price. The market price of Claymore MACROshares Oil Down Tradeable Shares may diverge from the underlying value of the Claymore MACROshares Oil Down Holding Shares. Investors may not be able to realize their underlying value when they liquidate their investment due to this divergence. An investment in Claymore MACROshares Oil Down Tradeable Shares is not equivalent to an investment in oil.


Tradeable Trust Details

Ticker                                  DCR

Initial Reference Price                 $60.00

Income Distribution Frequency,
if any                                  Quarterly

CUSIP(1)                                18383H101

Expense Ratio(2)                        1.60%

Listing Exchange                        AMEX

Maturity(3)                             Approximately 20 years from
                                        original offering date


(1)This represents Claymore MACROshares Oil Down Tradeable Shares.

(2)The expenses are incurred by the Holding Trust and indirectly passed to the Tradeable Trust. After 24 months, the Trust's expenses are scheduled to be reduced to and capped at 1.50% of total assets. To the extent that the remaining fee deduction amount after payment of expenses is insufficient to pay in full all of the fees, MacroMarkets LLC and Claymore Securities, Inc. will waive fees; if still not sufficient, MACRO Securities Depositor will subsidize.

(3)Unless earlier redeemed on a redemption date or an early termination date, a final distribution will be made on the Claymore MACROshares Oil Down Holding Shares and the Claymore MACROshares Down Tradeable Shares on December 29, 2026. Please refer to the prospectus for a further discussion on possible "termination triggers".

WHY INVEST IN OIL DOWN?

     o The Claymore MACROshares Oil Down Tradeable Trust (DCR) makes it possible for retail and institutional investors to gain long-term inverse exposure to oil without direct ownership of oil or traditional oil derivatives.

     o A long DCR position adds inverse oil exposure while providing investors with potential benefits similar to stock trading, including the ability to buy on margin and place stop and limit orders.

     o Shareholders will potentially receive quarterly income distributions on their positions in DCR.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

**As of October 31, 2006, not annualized

Source: Bloomberg

This table represents historical performance of the NYMEX Division Light Sweet Crude Oil Futures Contract Index. These figures are not indicative of the performance of any actual investment in the Claymore MACROshares Oil Down Tradeable Trust and are not reflective of fees and expenses associated with an investment in the Trust. The New York Mercantile Exchange, Inc. does not guarantee the accuracy and/or completeness of the contract or any of the data included therein. NYMEX makes no warranties, express or implied, as to the results to be obtained by any person or entity from use of the contract, trading based on the contract, or any data included therein in connection with the trading of the contracts, or, for any other use. Annual returns take into account both capital appreciation (depreciation) as well as reinvestment of income and capital distributions.

*The table above utilizes returns calculated from the Oil Futures Contract of the Designated Maturity as of the Last Business Day of the Month. These calculations are compiled to derive the annual returns from 1987 to 2006 of the Oil Futures Contract of the Designated Maturity as of the Last Business Day of the Year (in reference to the chart entitled "NYMEX Division Light Sweet Crude Oil Futures Contract Index"). The Claymore MACROshares Oil Down Tradeable Trust will utilize the front-month futures contract for barrels of oil as their reference price.

An investment in the Down-MACRO Holding Shares or the Down-MACRO Tradeable Shares involves significant risks, including the risk of loss of substantially all of your investment. Please note that whenever the "Down-MACRO Shares" are referenced in the risk factors that follow, we are discussing a risk that applies to both the Down-MACRO Holding Shares and the Down-MACRO Tradeable Shares. Any risk affecting the Down-MACRO Holding Shares will also directly affect the Down-MACRO Tradeable Shares, because the Down-MACRO Tradeable Shares are entitled to receive only passthrough distributions of amounts received by the Down-MACRO Tradeable Trust on the Down-MACRO Holding Shares it holds on deposit. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in the Tradeable Trust.

You may lose your entire investment in the Down-MACRO Holding Shares or the Down-MACRO Tradeable Shares which you hold; there is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution.

There is currently no market for the Down-MACRO shares, and no market may develop. No market will exist for the Down-MACRO holding shares or the Down-MACRO tradeable shares prior to their initial issuance. The Down-MACRO tradeable shares, as well as the Down-MACRO tradeable shares, will be listed on the AMEX and we will seek to maintain such listings while any of these shares are outstanding. However, we cannot guarantee that a secondary market will develop for your Down-MACRO shares or, if a secondary market does develop, that it will provide liquidity of investment or continue for the life of those shares.

CHANGES IN OIL PRICES

Factors that may drive the price of oil down include: (1) geopolitical stability may serve to ease the pressure on current oil supplies; (2) the impact of alternative energy sources and hybrid vehicles; (3) cessation in the recent level of catastrophic hurricanes in the Americas and the expansion of oil exploration and production could further ease global oil supply constraints and result in a decline in oil prices from their current levels.

Factors that may drive the price of oil up include: (1) geopolitical events (including oil-producing countries such as those in Iran, Iraq, Israel, Lebanon, Venezuela & Nigeria); (2) the impact of catastrophic hurricanes to offshore oil supplies in the Americas; (3) increased consumption in rapidly-growing areas such as China, India and the United States.

Hypothetical Price Movements for the Claymore MACROshares Oil Up & Oil Down Holding Trusts


[GRAPHIC OMITTED][GRAPHIC OMITTED]





This hypothetical is for illustrative purposes only and does not reflect the performance of Claymore MACROshares Oil Up or Oil Down Tradeable Trust. For purposes of this hypothetical, an applicable reference price of $60 was used as the starting point when determining the hypothetical price movements in this chart.

The income generated by short-term investments held in the portfolio was not considered. The net income on the short-term investments accrues daily, and is allocated among the Oil Up or Oil Down Holding Trusts based on the underlying value of the benchmark price being tracked. Except in a market where the index or benchmark price being tracked remains unchanged, it is virtually impossible to predict the exact amount of income an investor would receive from the Oil Up or Oil Down Holding Trusts' short-term investments. The yield on the short-term investments can vary, up or down. If the yield on the short-term investments is not sufficient enough to either cover the Trust expenses or match the expenses, a portion of the principal value will be used to pay the expenses of the Trust.

The amount of each payment required to be made by the paired holding trusts under the income distribution agreement will be based on the daily level of the Applicable Reference Price of Crude Oil during the preceding calculation period and the amount of the settlement payment to be made under the settlement contracts will be based on the Applicable Reference Price of Crude Oil at the time those payments are made. When we refer to the "Applicable Reference Price of Crude Oil," we are referring to the settlement price of the NYMEX Division light sweet crude oil futures contract of the designated maturity, as established and reported by NYMEX on a per barrel basis in U.S. dollars at the end of each price determination day. When we refer to a light sweet crude oil futures contract of the "designated maturity," we mean the contract that matures (i) during the next succeeding calendar month if the date of determination is the first day of the current calendar month through and including the tenth business day of the current calendar month and (ii) during the second succeeding calendar month if the date of determination is the eleventh business day of the current calendar month through the last day of the current calendar month. Futures markets are subject to temporary distortions due to various factors, including a lack of liquidity in the markets, the participation of speculators and government regulation and intervention, which affect the market price of futures contracts, including the price of the NYMEX Division Light Sweet Crude Oil Futures Contract. Due to the fact that oil, as well as the NYMEX Division Light Sweet Crude Oil Futures Contracts, are priced in U.S. dollars, these prices may be affected by changes in the value of the U.S. dollar relative to other currencies. Interest rate changes, which affect exchange rates, may also have an impact on the price of oil and, specifically, on the price at which the NYMEX Division Light Sweet Crude Oil Futures Contracts are trading. All of these factors may adversely affect the level of the applicable reference price of crude oil and may result in a significant degree of volatility in that price, which will be reflected in the underlying value of the Trust's shares and which can be expected to result in a corresponding significant degree of volatility in the market price of the Trust's shares.

Fluctuations in the underlying value of the Down-MACRO Holding Trust and other factors may affect the market price of Down-MACRO Shares. The underlying value of Down-MACRO Holding Shares or your Down-MACRO Tradeable Shares will be determined by a number of different factors, including the proportion of the current underlying value of the Down-MACRO Holding Trust that is represented by those Down-MACRO Holding or Tradeable Shares, also referred to as their "per share underlying value," which will depend upon the Applicable Reference Price of Crude Oil, as well as factors such as the prevailing interest rate environment, investor expectations about oil prices and the energy industry in general and the supply and demand for your shares.

An investment in the Down-MACRO shares may not resemble a direct investment in oil. The yield on Down-MACRO Holding or Tradeable Shares will depend primarily upon the relationship between the underlying value of the Down-MACRO holding trust and movements in the Applicable Reference Price of Crude Oil, and upon how long the Down-MACRO holding shares and Down-MACRO tradeable shares are outstanding and receiving quarterly distributions and either (1) the underlying value of the Down-MACRO holding trust on the date you receive the final distribution on shares or (2) the price at which those shares are sold.

The amount of each payment required to be made by the paired holding trusts under the income distribution agreement will be based on the daily level of the Applicable Reference Price of Crude Oil during the preceding calculation period and the amount of the settlement payment to be made under the settlement contracts will be based on the Applicable Reference Price of Crude Oil at the time those payments are made. When we refer to the "Applicable Reference Price of Crude Oil," we are referring to the settlement price of the NYMEX Division light sweet crude oil futures contract of the designated maturity, as established and reported by NYMEX on a per barrel basis in U.S. dollars at the end of each price determination day. When we refer to a light sweet crude oil futures contract of the "designated maturity," we mean the contract that matures (i) during the next succeeding calendar month if the date of determination is the first day of the current calendar month through and including the tenth business day of the current calendar month and (ii) during the second succeeding calendar month if the date of determination is the eleventh business day of the current calendar month through the last day of the current calendar month. Futures markets are subject to temporary distortions due to various factors, including a lack of liquidity in the markets, the participation of speculators and government regulation and intervention, which affect the market price of futures contracts, including the price of the NYMEX Division Light Sweet Crude Oil Futures Contract. Due to the fact that oil, as well as the NYMEX Division Light Sweet Crude Oil Futures Contracts, are priced in U.S. dollars, these prices may be affected by changes in the value of the U.S. dollar relative to other currencies. Interest rate changes, which affect exchange rates, may also have an impact on the price of oil and, specifically, on the price at which the NYMEX Division Light Sweet Crude Oil Futures Contracts are trading. All of these factors may adversely affect the level of the applicable reference price of crude oil and may result in a significant degree of volatility in that price, which will be reflected in the underlying value of the Trust's shares and which can be expected to result in a corresponding significant degree of volatility in the market price of the Trust's shares.

Fluctuations in the underlying value of the Down-MACRO Holding Trust and other factors may affect the market price of Down-MACRO Shares. The underlying value of Down-MACRO Holding Shares or your Down-MACRO Tradeable Shares will be determined by a number of different factors, including the proportion of the current underlying value of the Down-MACRO Holding Trust that is represented by those Down-MACRO Holding or Tradeable Shares, also referred to as their "per share underlying value," which will depend upon the Applicable Reference Price of Crude Oil, as well as factors such as the prevailing interest rate environment, investor expectations about oil prices and the energy industry in general and the supply and demand for your shares.

An investment in the Down-MACRO shares may not resemble a direct investment in oil. The yield on Down-MACRO Holding or Tradeable Shares will depend primarily upon the relationship between the underlying value of the Down-MACRO holding trust and movements in the Applicable Reference Price of Crude Oil, and upon how long the Down-MACRO holding shares and Down-MACRO tradeable shares are outstanding and receiving quarterly distributions and either (1) the underlying value of the Down-MACRO holding trust on the date you receive the final distribution on shares or (2) the price at which those shares are sold.

FEATURES OF CLAYMORE MACROSHARES

Claymore MACROshares Tradeable Shares are designed to offer:

     o    intraday liquidity

     o    flexibility

     o    diversification

A feature unique to the Claymore MACROshares Tradeable Shares is that they utilize a paired holding trust structure that allows for the issuance of a pair of exchange-traded securities that trade separately and track the positive and inverse movement of the price or value of a benchmark price.

TAX TREATMENT

Income derived from U.S. Treasuries and distributed to holders of Claymore MACROshares is generally expected to be exempt from state and local income tax. For investors who hold Claymore MACROshares as capital assets, gains or losses on sales of shares are treated as capital gains or losses, with long-term capital gains treatment potentially available. Shareholders will receive a tax information letter from the Tradeable Trust and are expected to receive 1099 Forms from their broker dealer.

HOW TO BUY CLAYMORE MACROSHARES

Retail & Institutional Investors

Claymore MACROshares Oil Down Tradeable Shares may be bought and sold throughout a normal trading day on the exchange through most brokerage accounts under the symbol DCR. Similar to stocks, investors buying or selling Claymore MACROshares on an exchange may incur brokerage costs and other transactional fees.

Authorized Participants/Institutional Investors

Shares may only be purchased from, or tendered for redemption to, the Holding Trust by Authorized Participants in blocks of 50,000 shares and only together with 50,000-share blocks of the Claymore MACROshares Oil Up Holding Trust. Orders for redemptions or creations must be placed at least 30 minutes prior to the close of NYMEX trading.

CLAYMORE SECURITIES, INC.

Claymore Securities, Inc. is a privately-held financial services company offering unique investment solutions for financial advisors and their valued clients. Claymore entities have provided supervision, management, servicing or distribution on $15 billion in assets through closed-end funds, unit investment trusts, mutual funds, separately managed accounts and exchange-traded funds.

MACROMARKETS, LLC

MacroMarkets is a provider of intellectual property and conceived and designed the structure of Claymore MACROshares. The firm holds multiple patents for MACROS(R), a novel securities structure that can be applied to any asset class that can be reliably indexed. The firm's principal focus is to cultivate new markets which facilitate investment and risk management via innovative financial instruments. MacroFinancial LLC is a broker dealer and is a wholly owned subsidiary of MacroMarkets.

*It is important to note that non-corporate U.S. investors in the Trusts will likely incur phantom income in respect of the income derived from its short-term investments because the deductibility of trust expenses and payments under the income distribution agreement will be subject to substantial limitations to such taxpayers. For many, if not most, of such taxpayers, these limitations will effectively render these items non-deductible. Such loss of deductibility creates taxable income in excess of the available cash flow to investors.

Investors are hereby notified that: (A) any discussion of federal tax issues in this marketing booklet is not intended or written to be relied upon, and cannot be relied upon, by investors for the purpose of avoiding penalties that may be imposed on investors under the Internal Revenue Code; (B) such discussion is being used in connection with the promotion or marketing by the issuer of the transactions or matters addressed herein; and (C) investors should seek advice based on their particular circumstances from an independent tax advisor.

Because non-U.S. investors who satisfy certain certification requirements will not be subject to withholding, investment in the Trusts may be attractive to non-U.S. investors seeking access to an asset class with traditional barriers to entry.

Potential investors should consult their tax advisors about the United States federal income tax consequences of purchasing, owning and disposing of shares. No rulings have been sought from the Internal Revenue Service ("IRS"). Accordingly, there can be no assurance that the IRS will not challenge the income tax positions to be taken by the Holding Trust and the Trust or that a court would not sustain such a challenge. It is strongly recommended that each prospective investor in the Claymore MACROshares Oil Down Tradeable Trust consult with their own tax advisor regarding the application of tax laws to their particular situation.

The Down-MACRO holding trust will make distributions on the Down-MACRO Holding Shares solely from the assets deposited in the paired holding trusts. The Down-MACRO Tradeable Trust will make distributions on the Down-MACRO Tradeable Shares solely from funds that it receives from the Down-MACRO Holding Trust.

Income on the short-term investments held by the Holding Trust may be insufficient to make quarterly distributions. The assets on deposit in the paired holding trusts will consist entirely of Treasuries that mature prior to each distribution date and overnight repurchase agreements that are collateralized by treasuries.

The paired holding trusts may incur losses in connection with treasuries delivered upon the default of a repurchase agreement counterparty.

The return on your shares is uncertain. This is due to a variety of factors. Please refer to the prospectus for more complete information.

The price of the asset being tracked by the Down-MACRO Tradeable Trust may be volatile. It may be difficult to predict whether the long-term price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark price. A substitute price may be used as the Applicable Reference Price of the benchmark asset.

A substitute price may be used as the Applicable Reference Price of Crude Oil. In the event that the licensing agreement with NYMEX terminates in accordance with its terms, we will seek to obtain a license from the Dow Jones Energy Service for the spot price it calculates for West Texas Intermediate crude oil or, it that price is not available, for Light Louisiana Sweet crude oil. If we are able to obtain such license, one of these substitute prices will become the new Applicable Reference Price of Crude Oil and will be used to calculate the underlying value of the Down-MACRO holding trust and the per share underlying value of the Down-MACRO shares.

Neither the Down-MACRO holding trust nor the Down-MACRO tradeable trust is regulated as a commodity pool and none of the Down-MACRO shares are regulated by the Commodity Futures Trading Commission.

Redemption and creation orders are subject to postponement, suspension or rejection in certain circumstances. There is no authority directly on point dealing with securities such as the Down-MACRO holding shares or transactions of the type described.

If the Down-MACRO holding trust were to be treated as a corporation for United States federal income tax purposes, your distributions would be reduced.

If the Down-MACRO holding trust were determined not to qualify as a securitization partnership, and the Down-MACRO holding trust were to have built-in losses at the time you transfer your shares, the value of your shares could be affected. There is no authority directly on point dealing with the classification of partnerships as securitization partnerships. It is possible that the IRS could assert that the Down-MACRO holding trust does not qualify as a securitization partnership.

You should be aware of the tax consequence of your investment in the Down-MACRO shares. For example, you may have United States federal income tax liabilities in advance, or in excess, of your quarterly distributions. It is possible that as a holder of Down-MACRO holding shares or a holder of Down-MACRO tradeable shares you may recognize taxable income in advance, or in excess, of your receipt of any cash distributions with respect to those shares. In addition, capital losses and deductions in respect of payments under the income distribution agreement, trustee fees, licensing fees and other expenses associated with the Down-MACRO holding trust will be separately stated for you and you may deduct such losses and expenses only to the extent permitted by law.

The historical performance of the Applicable Reference Price of Crude Oil is not an indication of its future performance. It is impossible to predict whether the market price of Light Sweet Crude Oil will rise or fall from its current starting level following the closing date. The Applicable Reference Price of Crude Oil is affected by a large number of complex and interrelated factors. Past levels of the Applicable Reference Price of Crude Oil are not indicative of the levels to which the price may rise or fall in the future.

The Down-MACRO holding shares and the Down-MACRO tradeable shares do not confer upon their holders many of the rights normally associated with shares issued by a corporation.

The Holding Trust and the Tradeable Trust must pay all of their own fees and expenses on each distribution date. The Trustee, at the direction of the administrative agent, must reinvest, on behalf of the Holding Trust and the Trust, an amount equal to the aggregate par amount of the Holding Trust and the Trust's respective shares in short-term investments on each distribution date, if that amount is available to be reinvested out of the Holding Trust and the Trust's proceeds on that date. If less than that amount is available, the resultant deficiency must be made up on subsequent distribution dates out of income available on those dates, if any, which will result in less income being distributed to investors as quarterly distributions on those dates. If prevailing interest rates remain low for an extended period of time, less income will be available to pay fees and expenses and, as a result, little or no quarterly distributions may be made and passed through by the Holding Trust and the Trust.

Because one of the objectives of the Trust is to track the performance of crude oil, the Trust will be subject to the same risks and considerations pertinent to a direct investment in oil. The price of oil is variable and at times volatile, and there are significant risks associated with investing in a product linked to this price. The price of oil, including the price of crude oil, can be affected, at times dramatically, by factors that impact the supply and demand for oil. The demand for crude oil is determined primarily by industrial demand for power, consumer demand for heating, and both industrial and consumer transportation needs. The supply of oil is affected primarily by the amount of oil that countries with significant oil reserves choose or are able to produce. Changes in worldwide demand, varying weather conditions, government regulations in the U.S. and abroad, environmental changes, geopolitical events such as wars, political instability, natural disasters, sabotage, labor problems, machinery failures and human error can all impact the supply and demand, and thus the price, of oil. Rapidly-evolving supply and demand factors can contribute greatly to the volatility associated with the price of oil. Such volatility will be reflected in the volatility of the underlying market value of the Trust's shares.

Claymore Securities, Inc. and its affiliates and MacroMarkets, LLC do not provide tax advice. Investors are urged to consult their tax advisor to fully understand the tax implications associated with an investment in the Claymore MACROshares Oil Down Tradeable Trust.

This material must be preceded or accompanied by a prospectus. Investors should carefully consider the investment objective and policies, risk considerations, charges and ongoing expenses of the Trust before investing. The prospectus contains this and other information relevant to an investment in the Trust. Please read the prospectus carefully before you invest or send money. If a prospectus did not accompany this, please contact a securities representative or Claymore Securities, Inc., 2455 Corporate West Drive, Lisle, Illinois 60532, 800-345-7999.


                                NOT FDIC-INSURED   NOT BANK-GUARANTEED  MAY LOSE VALUE

[CLAYMORE GRAPHIC OMITTED]  Claymore Securities, Inc.  800.345.7999       Member NASD/SIPC
                            2455 Corporate West Drive  www.claymore.com   11/06
                            Lisle, Illinois 60532


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